FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of January 28, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☒  Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing the sale of Hydril Pressure Control Business to GE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Nigel Worsnop
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris to Sell Hydril Pressure Control Business to GE

Luxembourg, January 28, 2008. Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that it has entered into an agreement with General Electric Company (GE), pursuant to which it will sell the pressure control business acquired as part of the Hydril transaction to GE for an amount equivalent on a debt-free basis to US$1,115 million. The agreement is subject to governmental and regulatory approvals and other customary conditions and is expected to close during the second quarter.

Since its acquisition of Hydril Company in May 2007, Tenaris has integrated Hydril’s premium connection business into its core tubular business and managed the Hydril pressure control business separately. The Hydril pressure control business manufactures, sells and services pressure control products and systems that control and contain fluid and gas pressure during drilling, completion and maintenance of oil and gas wells in harsh environments.

Paolo Rocca, Chairman and CEO of Tenaris, commented, “The Hydril pressure control business is one with excellent technology, an impressive team and solid prospects but has limited synergies with our core tubular business. We believe that its opportunities will be enhanced within GE, as part of its growing oil and gas business, and that this transaction is in the best interests of its employees and customers and our shareholders.”

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.

Some of the statements contained in this press release are "forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include, but are not limited to, risks about the expected timing, effects and completion of this proposed divestment.